The GEO Group Inc.

Vote FOR: Item #4 – Human Rights Policy Implementation and Performance

Annual Meeting: May 7, 2019

Contact: Bryan V. Pham, S.J., J.D., Ph.D. pham@gonzaga.edu

Pat Zerega pzerega@mercyinvestments.org

FILERS

Filed by USA West Province of the Society of Jesus and the following cofilers-(i) Mercy Investment Services, Inc., (ii) the Corporation of the Roman Catholic Clergymen, (iii) the Sisters of St. Francis of Philadelphia, (iv) the Dominican Sisters of Hope, (v) the Congregation of St. Joseph, (vi) the US Central and Southern Province, Society of Jesus, (vii) the USA Midwest Province of Society of Jesus, (viii) Creighton University, (ix) the Province of Saint Joseph of the Capuchin Order, (x) the Sisters of the Holy Names of Jesus and Mary, (xi) the Sisters of Providence, Mother Joseph Province, (xii) the Portfolio Advisory Board for the Adrian Dominican Sisters, and (xiii) Service Employees International Union Pension Plans Master Trust.

THE PROPOSAL (ITEM 4)

The Proposal (Item 04):

Resolved: Shareholders request that GEO report annually on its website to investors, beginning in September 2019, on how it implements the portion of the Policy that addresses “Respect for Our Inmates and Detainees,” including:

1. How GEO ensures that its employees are aware of, and know how to apply, the company’s commitment to inmate/detainee human rights;

2. Metrics used to assess human rights performance, including any process for independent outside verification of such metrics; and

3. How GEO remedies shortcomings in human rights performance.

BACKGROUND

After years of engagement with The GEO Group (“GEO”) concerning human rights risks the company faces, including a similar resolution in 2016 which garnered a vote of over 21%, the company has made little progress to transparently address investor concerns.

In 2013, GEO adopted a Human Rights Policy, recognizing the importance of demonstrating respect for human rights to its business reputation. Nevertheless, proponents note that little information is available in the public domain from the company on how it implements this policy and trains staff on protecting human rights of inmates/detainees, as well as the impact of its human rights efforts.

Public media reporting in the last year continues to highlight a number of human rights violations in GEO facilities, including inadequate medical care and serious safety violations such as assaults in detention facilities and inmate violence. Failure to address these violations leaves GEO and its shareholders exposed to material financial, reputational and regulatory risks.

RATIONALE FOR A “FOR” VOTE

1. GEO’s reliance on internal and private auditors which focus on compliance with contractual requirements leaves little in the public domain for investors to assess how the company is addressing human rights violations. Based on what stakeholders can glean from news reports, it appears that GEO's Human Rights Policy and Human Rights "training" have made no difference in its corporate culture nor is it evidenced in practice:

•	In September 2018, the Department of Homeland Security’s Office of the Inspector General (OIG) issued a 15-page “alert”[1] after an unannounced visit to the GEO owned and operated Adelanto immigrant detention center in Southern California. Federal inspectors found that 15 out of 20 cells had what they described as nooses made of braided bedsheets[2] hanging from vents. When two contract guards who oversaw the housing units were asked why they did not remove the bed sheets, they said it was not a high priority, despite the fact that one suicide and three suicide attempts had occurred at the facility in the three months prior to the OIG visit. The report also raised questions about inadequate medical care and “overly restrictive segregation” of the immigrants housed at Adelanto. This April it has been reported[3] that Aldento’s contract with GEO Group will end in 90 days.

•	In September 2018, a 21-year-old prisoner died in his cell at the Arthur Gorrie Correctional Centre in Brisbane, Australia. A June 2018 report by the Australian Broadcasting Corporation[4] revealed widespread inmate violence, overcrowding and brutality by prison guards, with the rate of prisoner assault in 2016 more than twice that of the next most violent prison in the country. In 2017, the Australian Chief Inspector reported that between 2013 and 2016 the prison had seen a 500% increase in serious assault and a 700% increase in sexual assault. (GEO has been operating the prison since 1992.)

•	Alleged crimes committed at the Dungavel Immigration Removal Centre, a GEO operated immigrant detention center in Scotland, have tripled in the past 5 years, according to information obtained from Police Scotland[5]. The latest inspection report found that 41% of people detained there felt unsafe. GEO has operated the center since 2014.

•	A lawsuit filed in June 2018 claims that while a medical student of Iranian descent, Sina Moghtader, was held at the GEO operated South Laredo Street Detention Center, he was beaten by inmates, his nose and teeth were broken and he has permanent hearing loss on his left side due to lack of medical attention. Furthermore, because other inmates had labeled him a terrorist, perhaps because he is of Iranian descent, they stole his food. The guards did nothing to stop this, resulting in Moghtader losing 75 pounds while in the jail. [6]

2. GEO’s disclosures do not assure investors that it is adequately managing the ongoing physical, legal, and reputational risk of human rights violations. GEO states in its opposition statement to the proposal: “we take seriously our commitment to protect the human rights of all persons in our custody and care”. The company’s Human Rights Policy7 claims that "We will inform our stakeholders of its existence, develop, implement, refine as needed and evaluate the impact of the policy." To date, there has been no public reporting on how the Human Rights Policy is being implemented nor has there been reporting on how GEO incorporated a commitment to human rights into other company policies and procedures. The company has refused to establish meaningful and measurable outcomes to ensure that the human rights of its residents, staff, and vendors are observed and respected or to demonstrate that its Human Rights Policy has helped reduce human rights violations.

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3. The private prison industry on a whole is subject to a high level of public scrutiny, all the more so in the current political context, where policy makers are weighing the societal cost of large-scale incarceration of both criminal offenders and immigrants. Reports continue to flow from both the media8 and the very government entities that contract with the GEO Group and other private prisons highlighting egregious human rights violations, the need to improve--and demonstrate improvement of--human rights performance is critical. Allegations of human rights violations as well as negative findings in compliance reports by one of GEO’s chief clients confirm9 the need for greater attention to ensuring excellent levels of human rights performance – especially for a corporation that positions itself as the “leader” in the industry. In addition, reports from NGOs such as the Human Rights First report on Prisons and Punishment10, Human Rights Watch report on Systemic Indifference11 continue to raise the alarm surrounding human rights issues in the detention system.

In addition, GEO is a transnational corporation12 with facilities in both Australia and the United Kingdom; both countries have a commitment to addressing human rights through a Modern-Day Slavery Act (Australia13 2018; Great Britain14 2015). Businesses are obliged to introduce policies, conduct due diligence, training as well as monitoring and evaluation processes to judge the effectiveness of their actions.  GEO has not made public any information or reports on addressing these Acts.

4. There is a significant divestment movement underway. The private prison industry as a whole has been targeted 15 as a result of the human rights violations and risks. In 2017 NYC’s pension fund became the first to fully divest16 of private prisons. Philadelphia17 followed along with faith-based groups18 19 20 and celebrities21, each garnering news coverage and social media attention. Implementation of the shareholder request in this proposal would help to mitigate the risk of further divestment from GEO’s stock.

In addition to divestment there is increasing scrutiny on the banks funding the prisons. In March JP Morgan Chase spokesman told Reuters “We will no longer bank the private prison industry.”22 Wells Fargo indicated in a March 2019 House Service Finance Committee that the company will exit financing agreements with private prisons.23

RESPONSE TO GEO’S BOARD OF DIRECTORS’ STATEMENT IN OPPPOSITION

GEO states in its opposition statement that it fully implements its Human Rights Policy. It also states that the company is in the planning stages to publish an annual public statement of work done to operationalize the commitment to human rights. However, no metrics or framework are referenced that would provide some detail as to what this report would include. Further, access to remedy is not mentioned. The United Nations Guiding Principles on Business and Human Rights call on corporations to both respect and remedy human rights issues through a human right’s due diligence process. Competitors such as G4S not only have a more extensive human rights policy24 which refers to the UN framework, and they have already begun public reporting25 on this issue.

CONCLUSION

Vote “FOR” on this Shareholder Proposal regarding the Company’s implementation and performance concerning human rights issues.

As long-term investors in GEO, we are concerned that the company is not adequately managing its reputational, regulatory, and legal risks given the allegations of human rights violations that continue to be brought to public attention. The company needs to provide transparent reporting concerning management of that risk. A report annually on the website would help to assure investors that the company is carefully assessing and working to address these risks. Accordingly, investors are encouraged to vote “FOR” this important request for enhanced disclosure.

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1 https://www.oig.dhs.gov/sites/default/files/assets/2018-10/OIG-18-86-Sep18.pdf

2 https://www.nytimes.com/2018/10/02/us/oig-inspector-general-adelanto-immigrants-nooses.html?module=inline

3 https://www.latimes.com/local/lanow/la-me-adelanto-immigrant-detention-20190408-story.html

4 https://www.abc.net.au/news/2018-06-20/inside-arthur-gorrie-correctional-centre/9837260

5 https://theferret.scot/dungavel-safety-rise-crime/

6 https://www.kens5.com/article/news/local/federal-lawsuit-alleges-serious-abuse-at-detention-center/273-567913330

7 https://www.geogroup.com/Portals/0/SR/Human%20Rights/Human%20Rights%20Policy.pdf

8 https://www.freedomforimmigrants.org/news/2018/10/25/inhumane-quarantine-in-geo-group-ice-prison-in-colorado-leads-to-rampant-medical-neglect-amp-due-process-violations

9 https://www.oig.dhs.gov/sites/default/files/assets/2018-10/OIG-18-86-Sep18.pdf

10 https://www.humanrightsfirst.org/sites/default/files/Prisons_and_Punishment.pdf

11 https://www.hrw.org/report/2017/05/08/systemic-indifference/dangerous-substandard-medical-care-us-immigration-detention

12 https://www.geogroup.com/Locations

13 https://www.homeaffairs.gov.au/help-and-support/how-to-engage-us/consultations/modern-slavery-reporting-requirement

14 https://www.ey.com/Publication/vwLUAssets/ey-the-uk-modern-slavery-act-2015/$FILE/ey-the-uk-modern-slavery-act-2015.pdf

15 https://prisondivest.com/why-divestment/campaign-victories/

16 https://comptroller.nyc.gov/newsroom/comptroller-stringer-and-trustees-new-york-city-pension-funds-complete-first-in-the-nation-divestment-from-private-prison-companies/

17 https://www.thedp.com/article/2017/11/philadelphia-divests-private-prisons-upenn-crime-justice

18 https://www.presbyterianmission.org/wp-content/uploads/MRTI-2018-GA-Long-Form-Proscription-Divestment-List-FINAL.pdf

19 https://www.umnews.org/en/news/board-screens-out-private-prison-stocks

20 http://download.elca.org/ELCA%20Resource%20Repository/Private_Prison_Screen.docx.pdf

21 https://www.forbes.com/sites/annefield/2019/01/07/30-a-list-celebs-and-athletes-will-divest-from-private-prison-investments/#776d01f14ebf

22 https://www.reuters.com/article/us-jp-morgan-prisons/jpmorgan-backs-away-from-private-prison-finance-idUSKCN1QM1LE

23 https://www.youtube.com/watch?v=0ICHpSkpCHM

24 https://www.g4s.com/-/media/g4s/corporate/files/group-policies/human_rights_policy_-_3.ashx?la=en&hash=50D945396934F3C407B6D4FBE12AA4BA

25 https://www.g4s.com/-/media/g4s/corporate/files/csr/slavery_and_human_trafficking_statement_2_pager_2017.ashx?la=en&hash=3206AAE8BC7B761CAEC35F643F221DAA

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